Sequans Communications Regains NYSE Listing Compliance

PARIS, France – April 3, 2025 – Sequans Communications S.A. (NYSE: SQNS), a leading provider of 4G and 5G semiconductors and modules for the Internet of Things, announced today that it has regained compliance with the New York Stock Exchange (NYSE) continued listing standards.

“We are pleased to regain full compliance with the NYSE standards and appreciate the continued support of our investors and stakeholders as we focus on delivering value and strengthening our position as a technology leader,” said Georges Karam, CEO of Sequans Communications. “We remain fully committed to executing our long-term strategy of driving innovation in the cellular IoT space and accelerating business growth.”

On April 9, 2024, the NYSE notified Sequans of its non-compliance due to the Company’s average global market capitalization falling below $50 million over a consecutive 30-trading-day period, while at the same time, its stockholders’ equity was below $50 million. Additionally, the average closing price of the Company’s American Depositary Shares (ADSs) was below $1.00 per share over a consecutive 30-trading-day period.

To address these deficiencies and restore compliance, Sequans took corrective actions, including adjusting the ratio of its ordinary shares represented by ADSs, effective October 9, 2024, and increasing its stockholders’ equity and market capitalization following the $200 million strategic transaction that closed September 30, 2024. The change in exchange ratio had the same effect as a 1-for-2.5 reverse stock split of the ADSs, effectively increasing the trading price of the ADSs to meet NYSE listing requirements. The gains from the strategic transactions resulted in a significant increase in stockholders’ equity.

Following these measures, the NYSE has confirmed that Sequans is now fully compliant with all applicable listing requirements.

Forward Looking Statements
This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including the impact of the recently closed ACP acquisition on product innovation, growth prospects and future revenue expectations. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, potential adverse reactions or changes to business relationships resulting from the completion of the transaction;

significant or unexpected costs, charges or expenses resulting from the transaction; and negative effects of the transaction on the market price of Sequans’ ADS. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading semiconductor company specializing in wireless cellular technology for the Internet of Things (IoT). Our engineers design and develop innovative, secure, and scalable technologies that power the next generation of connected devices. We offer a wide range of solutions, including chips, modules, IP, and services. Our LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms are optimized for IoT, delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. Established in 2003, Sequans is headquartered in France and has a global presence with offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 1 70 72 16 00 media@sequans.com